[KILPATRICK STOCKTON LETTERHEAD]

December 30, 2008

VIA EDGAR

Ms. Kate McHale

Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4561

Re:	CNB Financial Corp.

Preliminary Proxy Statement on Schedule 14A

Filed December 9, 2008

File No. 000-51685

Dear Ms. McHale:

On behalf of CNB Financial Corp. (the “Company”), enclosed please find a revised proxy statement on Schedule 14A we are filing in response to the staff’s comment letter dated December 11, 2008. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the document has been revised in response to such comments.

Comment No. 1

If true, please disclose whether you may have to register for resale securities you issue to the Treasury Department.

Response to Comment No. 1:

Additional disclosure regarding the registration for resale of securities to be issued to the Treasury Department is included on page 5 of the revised proxy statement.

Comment No. 2

It appears you have omitted information pertaining to the warrants on your Pro Forma Balance sheet; please revise this item.

Ms. Kate McHale

U.S. Securities and Exchange Commission

December 30, 2008

Response to Comment No. 2:

The pro forma balance sheet on page 8 has been revised to include information pertaining to the warrants.

In addition, the pro forma financial information has been revised in response to the accounting comments issued by Eric Envall and Rebekah Moore via telephone on December 12, 2008, December 15, 2008 and December 17, 2008.

*        *        *

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure contained in the proxy statement; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the proxy statement; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments regarding the revised proxy statement, please call me at 202.508.5817.

Sincerely,

KILPATRICK STOCKTON LLP

/s/ Scott A. Brown
Scott A. Brown

Enclosure

cc:	Eric Envall, U.S. Securities and Exchange Commission

Rebekah Moore, U.S. Securities and Exchange Commission

Charles R. Valade, CNB Financial Corp.

William M. Mahoney, CNB Financial Corp.